EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

April 26, 2018

To:
Israel Securities Authority
Tel Aviv Stock Exchange Ltd.

Re: Standard & Poor’s Maalot reaffirms Bezeq ilAA rating; and updates a Negative Outlook

Bezeq announced that it received notice from Standard & Poor’s Maalot that it has re-affirmed the credit ratings of Bezeq (ilAA) and its wholly-owned subsidiaries and updated the outlook to negative following the increased competition facing Bezeq and the instability of Bezeq’s management given the current situation.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.